UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                                  LODGIAN, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    54021P106
                                 (CUSIP Number)

                             Edgecliff Holdings, LLC
                         Casuarina Cayman Holdings Ltd.
                            Edgecliff Management, LLC
                        1994 William J. Yung Family Trust
                                   Joseph Yung
                                 William J. Yung
            The 1998 William J. Yung and Martha A. Yung Family Trust
                               207 Grandview Drive
                          Fort Mitchell, Kentucky 41017
                            Attn: Mr. William J. Yung

                                 with a copy to:

                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                           Attn: James M. Dubin, Esq.

                                  July 13, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  54021P106                                                      Page 2

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Edgecliff Holdings, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*/
     (a)    [X]

     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*/
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Kentucky

                               7   SOLE VOTING POWER
      NUMBER OF                            0
       SHARES
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY                            0
        EACH
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                              0
        WITH
                               10  SHARED DISPOSITIVE POWER
                                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,598,100

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.236%

14   TYPE OF REPORTING PERSON*/
     00

----------
*/ See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No.  54021P106                                                      Page 3

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Casuarina Cayman Holdings Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*/
     (a)    [X]

     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*/
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands, B.W.I.

                               7   SOLE VOTING POWER
      NUMBER OF                            0
       SHARES
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY                            0
        EACH
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                              0
        WITH
                               10  SHARED DISPOSITIVE POWER
                                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,593,700

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.665%

14   TYPE OF REPORTING PERSON*/
     CO

----------
*/ See Instructions Before Filling Out

CUSIP No.  54021P106                                                      Page 4

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Edgecliff Management, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*/
     (a)    [X]

     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*/
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Kentucky

                               7   SOLE VOTING POWER
      NUMBER OF                            0
       SHARES
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY                            0
        EACH
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                              0
        WITH
                               10  SHARED DISPOSITIVE POWER
                                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,598,100

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.236%

14   TYPE OF REPORTING PERSON*/
     00

----------
*/ See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No.  54021P106                                                      Page 5

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     1994 William J. Yung Family Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*/
     (a)    [X]

     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*/
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio

                               7   SOLE VOTING POWER
      NUMBER OF                            0
       SHARES
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY                            0
        EACH
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                              0
        WITH
                               10  SHARED DISPOSITIVE POWER
                                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14   TYPE OF REPORTING PERSON*/
     00

----------
*/ See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No.  54021P106                                                      Page 6

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Joseph Yung, Investment Advisor to the 1994 William J. Yung Family Trust and The 1998 William J. Yung and Martha A. Yung Family Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*/
     (a)    [X]

     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*/
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

                               7   SOLE VOTING POWER
      NUMBER OF                            0
       SHARES
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY                            0
        EACH
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                              0
        WITH
                               10  SHARED DISPOSITIVE POWER
                                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14   TYPE OF REPORTING PERSON*/
     IN

                                  SCHEDULE 13D

CUSIP No.  54021P106                                                      Page 7

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     William J. Yung

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*/
     (a)    [X]

     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*/
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

                               7   SOLE VOTING POWER
      NUMBER OF                       4,191,800
       SHARES
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY                       4,191,800
        EACH
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                         4,191,800
        WITH
                               10  SHARED DISPOSITIVE POWER
                                      0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,191,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.901%

14   TYPE OF REPORTING PERSON*/
     IN

----------
*/ See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No.  54021P106                                                      Page 8

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The 1998 William J. Yung and Martha A. Yung Family Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*/
     (a)    [X]

     (b)    [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*/
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     2(d) or 2(e)    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio

                               7   SOLE VOTING POWER
      NUMBER OF                            0
       SHARES
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY                            0
        EACH
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                              0
        WITH
                               10  SHARED DISPOSITIVE POWER
                                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14   TYPE OF REPORTING PERSON*/
     00

----------
*/ See Instructions Before Filling Out

         Edgecliff Holdings, LLC ("Edgecliff"), Casuarina Cayman Holdings Ltd. ("Casuarina"), Edgecliff Management, LLC ("Management"), the 1994 William J. Yung Family Trust (the "1994 Trust"), William J. Yung, Joseph Yung, and The 1998 William J. Yung and Martha A. Yung Family Trust (the "1998 Trust") (collectively, the "Reporting Persons") hereby amend the report on Schedule 13D filed by certain of the Reporting Persons on October 19, 1999, as amended by Amendment No. 1 filed on November 12, 1999, as amended by Amendment No. 2 filed on November 16, 1999, as amended by Amendment No. 3 filed on November 22, 1999, as amended by Amendment No. 4 filed on December 29, 1999, as amended by Amendment No. 5, filed on January 18, 2000, as amended by Amendment No. 6 filed on April 7, 2000, as amended by Amendment No. 7 filed on April 18, 2000, as amended by Amendment No. 8 filed on May 4, 2000 and as amended by Amendment No. 9 filed on May 30, 2000 (the "Schedule 13D"), in respect of the common stock, par value $.01 per share, of Lodgian, Inc., a Delaware corporation, as set forth below.

Item 1.  Security and Issuer.


         Unchanged

Item 2.  Identity and Background.


         Unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.


         Unchanged.

Item 4.  Purpose of Transaction.


         The information below supplements the information previously reported in item 4.

         On July 13, 2000, Casuarina and its affiliates learned of a pending sale by Lodgian, Inc. of a group of 10 hotels for approximately $132,000,000. As a result of this knowledge, Causarina and its affiliates have, by letter dated July 13, 2000, informed Lodgian, Inc. that they believe the purchase price is substantially below replacement cost, current market value and the price Casuarina would have paid for the assets. Casuarina went on to state its belief that the Lodgian Board of Directors is acting in a self interested manner that is not in the best interest of all shareholders.

Item 5.  Interest in Securities of the Issuer.


                  Unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Unchanged.

Item 7.  Material to be Filed as Exhibits.


         The Exhibit Index incorporated by reference in Item 7 of the Schedule 13D is hereby supplemented by adding the following to the end thereof.


16. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated July 13, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 14, 2000

                                 EDGECLIFF HOLDINGS, LLC



                                          By:   /s/ William J. Yung
                                              ----------------------
                                               Name:  William J. Yung
                                               Title: President

                                 CASUARINA CAYMAN HOLDINGS LTD.



                                          By:   /s/ William J. Yung
                                              ----------------------
                                               Name:  William J. Yung
                                               Title: President

                                 EDGECLIFF MANAGEMENT, LLC



                                          By:   /s/ William J. Yung
                                              ----------------------
                                               Name:   William J. Yung
                                               Title:  President

                                 1994 WILLIAM J. YUNG FAMILY TRUST

                                          By:  The Fifth Third Bank,
                                                     as Trustee


                                          By:  /s/ Timothy A.  Rodgers
                                              ------------------------
                                              Name:  Timothy A. Rodgers
                                              Title: Trust Officer

                                                /s/ Joseph Yung
                                                    Joseph Yung

                                               /s/ William J. Yung
                                              ------------------------
                                                    William J. Yung


                              THE 1998 WILLIAM J. YUNG AND MARTHA A.
                              YUNG FAMILY TRUST


                                               By: The Fifth Third Bank,
                                                     as Trustee



                                               By: /s/ Timothy A.  Rodgers
                                               ------------------------
                                                    Name: Timothy A. Rodgers
                                                    Title:   Trust Officer

                                  Exhibit Index



Exhibit      Description

1 Engagement Letter between Casuarina Cayman Holdings Ltd. and Greenhill & Co., LLC, dated November 10, 1999.1/
                                                           -
2 Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 16, 1999.2/
                               -
3 Letter to Casuarina Cayman Holdings Ltd. from Lodgian, Inc., dated November 19, 1999.3/
                               -
4 Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 22, 1999.3/
                               -
5 Joint Filing Agreement, dated November 22, 1999, among Casuarina Cayman Holdings Ltd., the 1994 William J. Yung Family Trust, Joseph Yung and William J. Yung.3/
                                             -
6 Joint Filing Agreement, dated December 29, 1999, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph
             Yung, William J. Yung and The 1998 William J. Yung and Martha
             A. Yung Family Trust.4/
                                  -
7 Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated January 18, 2000.5/

--------------------

1/       Filed as an Exhibit to Amendment No. 1 to the Schedule 13D.
-
2/       Filed as an Exhibit to Amendment No. 2 to the Schedule 13D.
-
3/       Filed as an Exhibit to Amendment No. 3 to the Schedule 13D.
-
4/       Filed as an Exhibit to Amendment No. 4 to the Schedule 13D.
-
5/       Filed as an Exhibit to Amendment No. 5 to the Schedule 13D.
-


                                                                  (continued...)

8            Joint Filing Agreement, dated January 18, 2000, among Edgecliff
             Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff
             Management, LLC, 1994 William J. Yung Family Trust, Joseph
             Yung, William J. Yung and The 1998 William J. Yung and Martha
             A. Yung Family Trust.5/
                                  -
9            Complaint, dated April 7, 2000.6/
                                            -
10           Motion, dated April 7, 2000.6
                                         -
11           Joint Filing Agreement, dated April 7, 2000, among Edgecliff
             Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff
             Management, LLC, 1994 William J. Yung Family Trust, Joseph
             Yung, William J. Yung and The 1998 William J. Yung and Martha
             A. Yung Family Trust.6
                                  -
12           Notice of Edgecliff Holdings, LLC to Lodgian, Inc., dated April 18,
             2000.7/
13           Preliminary Proxy Statement of Edgecliff Holdings,
             LLC filed with the Securities and Exchange Commission on April 18, 2000.
14           Stockholder Request Letter to Lodgian, Inc. from Edgecliff
             Holdings, LLC, dated April 18, 2000.

15 Amendment No. 1 to Preliminary Proxy Statement of Edgecliff Holdings, LLC filed with the Securities and Exchange Commission on May 4, 2000.8/
                                          -

--------
5/       (continued...)
-

6/       Filed as an Exhibit to Amendment No. 6 to the Schedule 13D.
-
7/       Filed as an Exhibit to Amendment No. 7 to the Schedule 13D.
-
8/       Filed as an Exhibit to Amendment No. 8 to the Schedule 13D.
-

16 Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated July 13, 2000.9/
                       -




--------
9/       Filed herewith.
-